DC
No Act

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

06029466

March 24, 2006

BEST AVAILABLE COPY

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/24/2006

Richard A. Schaberg
Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, NW
Suite 800
Washington, DC 20006

Re: Union Bankshares Company
Incoming letter dated January 27, 2006

Dear Mr. Schaberg:

This is in response to your letters dated January 27, 2006 and March 9, 2006 concerning the shareholder proposal submitted to Union Bankshares by Financial Analytics Investment Corporation. We also have received letters from the proponent dated February 2, 2006, February 21, 2006, and March 1, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
APR 28 2006
THOMSON
FINANCIAL

Enclosures

cc: Michael V. Jennings
President
Financial Analytics Investment Corporation
P.O. Box 611
Dover, DE 19903

Thacher Proffitt

Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, NW
Suite 800
Washington, DC 20006
202.347.8400

Fax: 202.626.1930
www.tpw.com

Direct Dial: (202) 626-5630
rschaberg@tpw.com

January 27, 2006

BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Exclusion of Stockholder Proposal by Financial Analytics Investment Corporation

Dear Ladies and Gentlemen:

We are counsel to Union Bankshares Company, a Maine corporation (the "Company"), which has a class of securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, as such, is subject to Section 14(a) of the 1934 Act and the rules and regulations promulgated thereunder relating to, among other things, the inclusion and exclusion of stockholder proposals from a company's proxy statement and proxy (the "Proxy Rules"). In connection with the Company's annual meeting of stockholders, anticipated to be held on May 18, 2006 (the "Annual Meeting"), the Company has received a proposal (the "Proposal") pursuant to Rule 14a-8 of the Proxy Rules, along with a supporting statement (the "Supporting Statement"), from Financial Analytics Investment Corporation (the "Proponent"). The Proposal and the Supporting Statement are attached hereto as Exhibit 1.

This is to advise you that it is the intent of the Company to exclude the Proposal and the Supporting Statement from its definitive proxy statement and proxy (the "Proxy Materials") to be used in connection with the Annual Meeting, pursuant to Rules 14a-8(i) of the Proxy Rules, for the reasons set forth below. The Company intends to file the Proxy Materials with the Securities and Exchange Commission (the "Commission") on or

about April 18, 2006. This letter setting forth the Company's reasons for excluding the Proposal is being filed with the Commission no later than 80 calendar days prior to the anticipated date of filing of the Proxy Materials with the Commission.

Request for No Action Letter

The Company respectfully requests that the Staff of the Commission confirm that it will not recommend any enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials. In accordance with Rule 14a-8(j), please find enclosed six copies of this letter, along with the exhibit attached hereto (the "Exhibit"). The Company is simultaneously notifying the Proponent of the Company's opposition to the Proposal and its intent to exclude the Proposal and the Supporting Statement from the Proxy Materials, pursuant to Rule 14a-8(j), by sending the Proponent a copy of this letter, including the Exhibit.

Summary of the Proposal

The Proposal requests that "the shareholders of the Company assembled at the Annual Meeting or by proxy request the Board of Directors to fully recover $1,908,349 of excess compensation over the next five years by reducing the annual rate of increase in salaries and employee benefits, if any, to below the annual rate of increase in the [Consumer Price Index –All Urban Consumers]."

The Proposal May Be Excluded under Rule 14a-8(i)(7)

Because the Proposal relates to a reduction in the salaries and employee benefits of all Company employees, a matter relating to the Company's ordinary business operations, the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7) of the Proxy Rules.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal dealing with a matter relating to the company's ordinary business operations. SEC Staff Legal Bulletin No. 14A, Shareholder Proposals (July 12, 2002), addresses Rule 14a-8(i)(7) in the context of shareholder proposals relating to compensation matters. In the Legal Bulletin, the Commission states that "proposals involving 'the management of the workforce, such as the hiring, promotion, and termination of employees' relate to ordinary business matters." Further, the Commission states that, since 1992, it has "applied a bright-line analysis to proposals concerning equity or cash compensation," such that proposals that relate to general employee compensation matters are excludable under Rule 14a-8(i)(7).

SEC Staff Legal Bulletin No. 14A relied, in part, on <u>Exchange Act Release No. 40018 (May 21, 1998)</u>. In this release, the Commission noted that the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for

shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to state that the policy rests on two central considerations. The first relates to the subject matter of the proposal. "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples cited by the Commission included management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The exclusion of the Proposal is supported by both of these central considerations. Management of the Company must regularly make decisions regarding the overall package of compensation and benefits offered to employees to attract, retain and motivate employees. The ability to make decisions about overall compensation to non-director, non-executive officer employees, is fundamental to management's ability to control the day-to-day operations of the Company. Additionally, in evaluating such overall compensation, management of the Company reviews a variety of criteria about which stockholders would not be in a position to make informed judgments.

The Staff has consistently stated that the Rule 14a-8(i)(7) exclusion applies to proposals relating to general employee compensation and benefits, as opposed to proposals limited to senior executive or directors. See, e.g., *Alaska Air Group, Inc.* (February 25, 2005) (proposal requesting an amendment to the bylaws to establish an employee stock ownership plan for all employees); *The Home Depot, Inc.* (February 23, 2004) (proposal requesting the board to adopt a policy that immediately prohibits the granting of loans, or the forgiveness of loans, interest or payment of taxes for all directors, officers, and employees); *Entergy Corp.* (January 27, 2003) (proposal requesting that Entergy common stock shareholders approve resumption of the Employee Stock Investment Plan); *Storage Technology Corporation* (April 1, 2003) (proposal requesting that management obtain stockholder approval prior to forgiving any existing loan or interest due and payable on any loan made to any employee or member of the board); *Wal-Mart Stores, Inc.* (Dickey Proposal) (April 2, 2002) (proposal to increase employee discounts, increase hourly pay and other employee benefit and compensation matters); *Mattel, Inc.* (April 1, 2002) (proposal to pay workers an income substantially above current wages); *Adobe Systems*, (February 1, 2002) (proposal requesting that Adobe's Board of Directors submit all equity compensation plans to shareholders for approval); *Lucent Technologies Inc.* (November 6, 2001) (proposal to decrease "salaries, remuneration's [sic], expenses, etc." of all officers and directors by 50%); and *United Postal Service, Inc.* (March 6, 2001) (proposal requesting the board of directors to require equitable pay for persons hired specifically to be air drivers before August 1, 1990).

Conclusion

Based upon the foregoing, the Company believes that the Proposal is a matter relating to the Company's ordinary business operations and may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7). Accordingly, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action against the Company if the Proposal is excluded from the Proxy Materials.

* * *

If the Staff disagrees with the conclusions set forth herein, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response. Please feel free to contact me at (202) 626-5630 or Matthew Dyckman at (202) 626-5647.

Please find enclosed an additional copy of this letter, including the Exhibit, marked "Return Copy," which I respectfully request that you date stamp and return to me in the enclosed, self-addressed, postage paid envelope.

Sincerely,

Richard A. Schaberg

Richard A. Schaberg

cc: Michael Jennings, Financial Analytics Investment Corporation

Financial Analytics Investment Corporation

Post Office Box 611
Dover, Delaware 19903

By Federal Express

December 15, 2005

Mr. Peter A. Blyberg, President
Union Bankshares Company
66 Main Street
Ellsworth, Maine 04605

Dear Mr. Blyberg :

Enclosed with this letter is a shareholder proposal and supporting statement our company would like to have included in the Company's proxy statement and form of proxy so it may be considered and voted upon at the 2006 Annual Meeting.

This will serve as our formal acknowledgement that :

our Company has owned for more than one year 18,600 shares of Union Bankshares Company common stock, 9,500 shares of which are held in the street name of Pershing, L L C and 9,100 shares of which are held in certificate form; and

our Company intends to continue to hold these securities through the date of the next Annual Meeting of shareholders in 2006.

Should any questions remain, please let me know.

Very truly yours,

Michael V. Jennings
President

MVJ:vlo

Enclosure

cc : Sandra H. Collier, Esquire
Chairman of the Board
Union Bankshares Company
121 Main Street
Ellsworth, Maine 04605

Thacher Proffitt

Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, NW
Suite 800
Washington, DC 20006
202.347.8400

Fax: 202.626.1930
www.tpwlaw.com

RECEIVED
2006 MAR -9 PM 3:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 9, 2006

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Exclusion of Stockholder Proposal by Financial Analytics Investment Corporation

Dear Ladies and Gentlemen:

As counsel to Union Bankshares Company, a Maine corporation (the "Company"), which has a class of securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), on January 27, 2006, we submitted a request to the Staff of the Securities and Exchange Commission (the "Commission") for a no action letter, confirming that it will not recommend any enforcement action to the Commission, if the Company excludes from its proxy materials a proposal and supporting statement submitted to the Company by one of its shareholders, Financial Analytics Investment Corporation (the "Shareholder"), a corporation controlled by Mr. Michael V. Jennings.

Since the date of our submission, Mr. Jennings has sent three letters to the Commission regarding our request for a no action letter, each raising similar issues relating to the delivery of our submission to the Commission and delivery of a copy thereof to the Shareholder. The purpose of this letter is to respond to the issues raised by Mr. Jennings in his letters to the Commission.

As stated by Mr. Jennings, in his letter dated February 2, 2006, delivery of a copy of the no action letter request was not simultaneous with delivery of the request to the Commission. Our submission was hand delivered to the Commission on January 27, 2006. A copy of the submission was sent the following business day, January 30, 2006, by Federal Express, for next day delivery, to the only address with which we were provided for the Shareholder. A copy of the exhibit referenced in our submission to the Commission was not included in our mailing to the Shareholder because the exhibit is merely a copy of the Shareholder's own proposal and supporting statement, of which we assumed the Shareholder would already have a copy.

Although Mr. Jennings suggests that our submission was actually delivered to the Commission on January 29, 2006, the Acknowledgement Copy of our submission, which we received from the Commission, indicates that it was received on January 27, 2006. As it is now March, the Company is in the process of preparing its proxy materials for its 2006 Annual Meeting of Shareholders. We would greatly appreciate an update on the status of the Commission's response to our request, or an estimated timeframe for receipt of its response.

Should you have any questions, or require additional information please do not hesitate to contact the undersigned or Katrina G. Wilson at (202) 347-8400.

Very truly yours,

Richard A. Schaberg

Richard A. Schaberg

cc: Mr. Michael V. Jennings
Financial Analytics Investment Corporation

Mr. Peter A. Blyberg
Union Bankshares Company

Compensation Policy

Whereas,

During 2002, the Company paid its 167 employees salaries and employee benefits of $7,330,000, representing average compensation per employee of $43,892;

During 2003, the Company paid its 172 employees salaries and employee benefits of $8,174,000, representing average compensation per employee of $47,523;

During 2004, the Company paid its 167 employees salaries and employee benefits of $8,913,000, representing average compensation per employee of $53,371;

Over this 2 year period, salaries and employee benefits increased by $1,583,000 or 21.6%;

During this same time period, the Consumer Price Index – All Urban Consumers ("CPI-U"), as published by the United States Department of Labor (see : [illegible]), increased from 180.9 in December, 2002 to 184.3 in December, 2003 and to 190.3 in December, 2004, representing annual increases of 1.9% and 3.3%, respectively;

Had the Company limited the increases in salaries and employee benefits to the rate at which the CPI-U increased during this 2 year period, it would have incurred compensation costs of $7,467,767 in 2003 and $7,710,884 in 2004; and

As a result of not limiting increases in salaries and employee benefits to the rate at which the CPI-U increased during 2003 and 2004, the Company paid $1,908,349 of additional compensation to its employees.

Therefore, be it resolved :

that the shareholders of the Company assembled at the Annual Meeting or by proxy request the Board of Directors to fully recover this $1,908,349 of excess compensation expense over the next five years by reducing the annual rate of increase in salaries and employee benefits, if any, to below the annual rate of increase in the CPI-U.

Supporting Statement

Compensation increases in excess of the rate of inflation should be directly related to performance that is above average, if not exceptional. The Company's financial performance during 2003 and 2004 was not above average in two key areas : growth of net income and the strength of our balance sheet.

The Company's net income reported for the years ended December 31, 2002, 2003 and 2004 was $4,315,000, $4,278,000 and $4,829,000, respectively. Thus, over the 2 year period, the Company's net income, after decreasing during 2003, only increased by $514,000 or less than a compounded increase of 5.8% per year before inflation and 3.2% per year after inflation.

Based upon the shares outstanding at March 21, 2005, the $1,908,349 of excess compensation paid amounted to slightly less than $1.71 per share, an amount greater than the per share dividends paid in either of these two years.

During this same 2 year period, the Company more than doubled its use of borrowed funds. Borrowed funds at December 31, 2002 were $59,284,000, representing 15.6% of total assets, and two years later had increased to $134,414,000, representing 27.5% of total assets.

This heavy reliance on borrowed funds reduced our shareholders' equity from 10.1% of total assets at the end of 2002 to 8.4% of total assets at the end of 2004.

If you AGREE, please mark your Proxy FOR this resolution.

Financial Analytics Investment Corporation

Post Office Box 611
Dover, Delaware 19903

February 2, 2006

By Hand

RECEIVED
2006 JAN 31 AM 9:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, Northeast
Washington, District of Columbia 20549

Re : Exclusion of Stockholder Proposal by Financial Analytics Investment Corporation

Dear Ladies and Gentlemen :

This letter and its five copies will serve to formally notify the Securities and Exchange Commission (the "Commission") that contrary to the representations made by Richard A. Schaberg, Esquire of Thacher Proffitt & Wood LLP on page 2 of his letter to you of January 27, 2006, a copy of which is enclosed for your ease of reference with highlighting provided, (the "Letter") :

> Financial Analytics Investment Corporation (the "Proponent") was not simultaneously notified of Union Bankshares Company's opposition to its proposal; and
>
> no copy of the Exhibit provided to the Commission with the Letter was sent to the Proponent.

While Mr. Schaberg's letter was supposedly delivered "By Hand" to the Commission on Friday, January, 27, 2006 in compliance with your 80 calendar day requirement for no-action requests, the copy of the Letter was not actually sent to the Proponent until Monday, January 30, 2006 (see enclosed copy of the FedEx shipping label with highlighting provided) and its delivery to us was further delayed until the afternoon of February 1, 2006 by the use of FedEx which does not deliver to post office boxes (see crossed out address on the shipping label). Accordingly, notice to the Proponent did not comply with the Commission's no-action request deadline rules.

For the above reasons, I respectfully request the Commission to reject Union Bankshares Company's no-action request as set forth in the Letter.

Should you not decide to reject the no-action request because of the failure to comply with your deadline rules, I would appreciate receiving by e-mail to MVJennings@msn.com at your earliest convenience a scanned copy of the Exhibit that was actually provided by Mr. Schaberg to the Commission so I may determine if a response from our Company would be helpful to the Commission with your deliberations on excluding our proposal from Union Bankshares Company's forthcoming proxy statement and proxy.

A copy of this letter with all of its enclosures is being sent by regular United States mail today to Union Bankshares Company at the two addresses shown below so they will be aware of this notice and my request to the Commission.

Lastly, I have enclosed an additional copy of this letter with all its enclosures marked "Return Copy", which I respectfully request that you date stamp and return to me in the self-addressed, postage paid envelope that I have provided.

Thank you for your cooperation and assistance. Should any questions remain, I may be reached by telephone on 302.661.2750 or by e-mail.

Very truly yours,

Michael V. Jennings
President

MVJ:vlo

Enclosures :

Letter of January 27, 2006 to the Commission from Richard A. Schaberg, Esquire
Fedex shipping label for tracking number 7903 0348 0573
Return Copy of this letter and return envelope

cc: Mr. Peter A. Blyberg, President
Union Bankshares Company
66 Main Street
Ellsworth, Maine 04605

Sandra A. Collier, Esquire
Chairman of the Board
Union Bankshares Company
121 Main Street
Ellsworth, Maine 04605

Thacher Proffitt

Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, NW
Suite 800
Washington, DC 20006
202.347.8400

Fax: 202.626.1930
www.tpw.com

Direct Dial: (202) 626-5630
rschaberg@tpw.com

January 27, 2006

BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Exclusion of Stockholder Proposal by Financial Analytics Investment Corporation

Dear Ladies and Gentlemen:

We are counsel to Union Bankshares Company, a Maine corporation (the "Company"), which has a class of securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, as such, is subject to Section 14(a) of the 1934 Act and the rules and regulations promulgated thereunder relating to, among other things, the inclusion and exclusion of stockholder proposals from a company's proxy statement and proxy (the "Proxy Rules"). In connection with the Company's annual meeting of stockholders, anticipated to be held on May 18, 2006 (the "Annual Meeting"), the Company has received a proposal (the "Proposal") pursuant to Rule 14a-8 of the Proxy Rules, along with a supporting statement (the "Supporting Statement"), from Financial Analytics Investment Corporation (the "Proponent"). The Proposal and the Supporting Statement are attached hereto as Exhibit 1.

This is to advise you that it is the intent of the Company to exclude the Proposal and the Supporting Statement from its definitive proxy statement and proxy (the "Proxy Materials") to be used in connection with the Annual Meeting, pursuant to Rules 14a-8(i) of the Proxy Rules, for the reasons set forth below. The Company intends to file the Proxy Materials with the Securities and Exchange Commission (the "Commission") on or

about April 18, 2006. This letter setting forth the Company's reasons for excluding the Proposal is being filed with the Commission no later than 80 calendar days prior to the anticipated date of filing of the Proxy Materials with the Commission.

Request for No Action Letter

The Company respectfully requests that the Staff of the Commission confirm that it will not recommend any enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials. In accordance with Rule 14a-8(j), please find enclosed six copies of this letter, along with the exhibit attached hereto (the "Exhibit"). The Company is simultaneously notifying the Proponent of the Company's opposition to the Proposal and its intent to exclude the Proposal and the Supporting Statement from the Proxy Materials, pursuant to Rule 14a-8(j), by sending the Proponent a copy of this letter, including the Exhibit.

Summary of the Proposal

The Proposal requests that "the shareholders of the Company assembled at the Annual Meeting or by proxy request the Board of Directors to fully recover $1,908,349 of excess compensation over the next five years by reducing the annual rate of increase in salaries and employee benefits, if any, to below the annual rate of increase in the [Consumer Price Index –All Urban Consumers]."

The Proposal May Be Excluded under Rule 14a-8(i)(7)

Because the Proposal relates to a reduction in the salaries and employee benefits of all Company employees, a matter relating to the Company's ordinary business operations, the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7) of the Proxy Rules.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal dealing with a matter relating to the company's ordinary business operations. SEC Staff Legal Bulletin No. 14A, Shareholder Proposals (July 12, 2002), addresses Rule 14a-8(i)(7) in the context of shareholder proposals relating to compensation matters. In the Legal Bulletin, the Commission states that "proposals involving 'the management of the workforce, such as the hiring, promotion, and termination of employees' relate to ordinary business matters." Further, the Commission states that, since 1992, it has "applied a bright-line analysis to proposals concerning equity or cash compensation," such that proposals that relate to general employee compensation matters are excludable under Rule 14a-8(i)(7).

SEC Staff Legal Bulletin No. 14A relied, in part, on Exchange Act Release No. 40018 (May 21, 1998). In this release, the Commission noted that the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for

shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to state that the policy rests on two central considerations. The first relates to the subject matter of the proposal. "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples cited by the Commission included management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The exclusion of the Proposal is supported by both of these central considerations. Management of the Company must regularly make decisions regarding the overall package of compensation and benefits offered to employees to attract, retain and motivate employees. The ability to make decisions about overall compensation to non-director, non-executive officer employees, is fundamental to management's ability to control the day-to-day operations of the Company. Additionally, in evaluating such overall compensation, management of the Company reviews a variety of criteria about which stockholders would not be in a position to make informed judgments.

The Staff has consistently stated that the Rule 14a-8(i)(7) exclusion applies to proposals relating to general employee compensation and benefits, as opposed to proposals limited to senior executive or directors. See, e.g., *Alaska Air Group, Inc.* (February 25, 2005) (proposal requesting an amendment to the bylaws to establish an employee stock ownership plan for all employees); *The Home Depot, Inc.* (February 23, 2004) (proposal requesting the board to adopt a policy that immediately prohibits the granting of loans, or the forgiveness of loans, interest or payment of taxes for all directors, officers, and employees); *Entergy Corp.* (January 27, 2003) (proposal requesting that Entergy common stock shareholders approve resumption of the Employee Stock Investment Plan); *Storage Technology Corporation* (April 1, 2003) (proposal requesting that management obtain stockholder approval prior to forgiving any existing loan or interest due and payable on any loan made to any employee or member of the board); *Wal-Mart Stores, Inc.* (Dickey Proposal) (April 2, 2002) (proposal to increase employee discounts, increase hourly pay and other employee benefit and compensation matters); *Mattel, Inc.* (April 1, 2002) (proposal to pay workers an income substantially above current wages); *Adobe Systems*, (February 1, 2002) (proposal requesting that Adobe's Board of Directors submit all equity compensation plans to shareholders for approval); *Lucent Technologies Inc.* (November 6, 2001) (proposal to decrease "salaries, remuneration's [sic], expenses, etc." of all officers and directors by 50%); and *United Postal Service, Inc.* (March 6, 2001) (proposal requesting the board of directors to require equitable pay for persons hired specifically to be air drivers before August 1, 1990).

Conclusion

Based upon the foregoing, the Company believes that the Proposal is a matter relating to the Company's ordinary business operations and may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7). Accordingly, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action against the Company if the Proposal is excluded from the Proxy Materials.

* * *

If the Staff disagrees with the conclusions set forth herein, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response. Please feel free to contact me at (202) 626-5630 or Matthew Dyckman at (202) 626-5647.

Please find enclosed an additional copy of this letter, including the Exhibit, marked "Return Copy," which I respectfully request that you date stamp and return to me in the enclosed, self-addressed, postage paid envelope.

Sincerely,

Richard A. Schaberg

Richard A. Schaberg

cc: Michael Jennings, Financial Analytics Investment Corporation

From: Origin ID: (202)626-1927
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Financial Analytics Investment Corp
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Financial Analytics Investment Corporation

Post Office Box 611
Dover, Delaware 19903

March 1, 2006

By Hand

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, Northeast
Washington, District of Columbia 20549

Re : Union Bankshares Company (Central Index Key Number 0000745083)
Stockholder Proposal by Financial Analytics Investment Corporation

Dear Ladies and Gentlemen :

This letter and its five copies is written with the intent to assist the Securities and Exchange Commission (the "Commission") with its deliberations on whether to consider issuing a no-action letter in regard to the above referenced stockholder proposal. The facts are as follows :

A one page letter dated December 15, 2005 from Financial Analytics Investment Corporation ("Financial Analytics") with enclosed Compensation Policy and Supporting Statement was delivered by FedEx on December 16, 2005 to the President and the Chairman of the Board of Union Bankshares Company ("Union Bankshares") at their respective offices in Ellsworth, Maine;

A four page Letter dated January 27, 2006 from Thacher Proffitt & Wood LLP, counsel for Union Bankshares, (the "Letter") with a three page attachment ("Exhibit 1") was time stamped RECEIVED at 2006 JAN 29 PM 6:51 by the Office of Chief Counsel, Corporation Finance [see enclosed copy];

A FedEx shipping label addressed to Financial Analytics was prepared by Thacher Proffitt & Wood LLP on 30JAN06 [see enclosed FedEx shipping label for tracking number 7903 0348 0573];

The Letter without Exhibit 1 was picked up by FedEx at 6:48 PM on Jan 30, 2006 [see enclosed FedEx track shipments detailed results for tracking number 7903 0348 0573];

A two page letter dated February 2, 2006 from Financial Analytics, prepared one day after its receipt of the FedEx delivery of the Letter, notified the Commission and the President and the Chairman of the Board of Union Bankshares that Exhibit 1 had not been provided [see enclosed copy]; and

The Letter and Exhibit 1 were faxed by the Office of Chief Counsel of the Division of Corporation Finance of the Commission to Financial Analytics on 22 February, 2006 [see enclosed facsimile cover sheet].

Based upon the above facts, the following conclusions can be reached :

If the January 29, 2006 time stamp correctly reflects the actual date of delivery, the Letter may not have been physically delivered to the Commission no later than eighty (80) calendar days prior to the April 18, 2006 anticipated date of filing of the Union Bankshares proxy materials as is required by Rule 14a-8.

The notice sent to Financial Analytics : (i) by omitting Exhibit 1, was incomplete; (ii) by not being done on either January 27 or 29, 2006 was not simultaneous as is required by Rule 14a-8(j); and (iii) was not done until after the no later than eighty (80) calendar days submittal deadline had passed.

Union Bankshares, by waiting six (6) weeks after its receipt of the Financial Analytics proposal on December 16, 2005, did not comply with the provisions of Paragraph G(5) of Staff Legal Bulletin No. 14 (CF) dated July 13, 2001 which requires that a no-action request be submitted as soon as possible without waiting until the submittal deadline.

Union Bankshares, after its President and Chairman of the Board received notice from Financial Analytics that it had not received Exhibit 1 made no attempt to correct this omission. Until its receipt of the fax from the Commission on February 22, 2006, three weeks after its receipt of the Letter, Financial Analytics had no way of confirming that the Commission had received an accurate copy of its December 15 letter and enclosures.

As a result of the above facts and conclusions, Financial Analytics believes the Commission must reject Union Bankshares' no-action request without expressing an enforcement position because of their failure to comply with the Commission's applicable rules. If the Staff of the Commission disagrees with our recommendation, I would very much appreciate the opportunity to confer with the Staff prior to this matter being finalized.

A copy of this letter with all of its enclosures is being sent by first class United States mail today to Union Bankshares at the two addresses shown below so the President and the Chairman of the Board will be aware of my recommended course of action to the Commission.

Lastly, I have enclosed an additional copy of this letter marked "Return Copy", which I respectfully request that you date stamp and return to me in the self-addressed, postage paid envelope that I have provided.

Thank you for your cooperation and assistance. Should any questions remain, I may be reached by telephone on 302.661.2750 or by e-mail at MVJennings@msn.com.

Very truly yours,

Michael V. Jennings
President

MVJ:vlo

Enclosures : Letter dated January 27, 2006 to the Commission with Exhibit 1 from Richard A. Schaberg, Esquire
FedEx shipping label for tracking number 7903 0348 0573
FedEx track shipments detailed results for tracking number 7903 0348 0573
Letter dated February 2, 2006 to the Commission from Michael V. Jennings
Facsimile Cover Sheet dated 22 February. 2006
Return Copy of this letter and return envelope

cc: Mr. Peter A. Blyberg, President
Union Bankshares Company
66 Main Street
Ellsworth, Maine 04605

Sandra H. Collier, Esquire
Chairman of the Board
Union Bankshares Company
121 Main Street
Ellsworth, Maine 04605

02/22/06 WED 16:55 FAX 202 942 9525 CORP FIN FRONT OFFICE

Thacher Proffitt

Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, NW
Suite 800
Washington, DC 20006
202.347.8400

Fax: 202.626.1930
www.tpw.com

Direct Dial: (202) 626-5630
rschaberg@tpw.com

January 27, 2006

BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Exclusion of Stockholder Proposal by Financial Analytics Investment Corporation

Dear Ladies and Gentlemen:

We are counsel to Union Bankshares Company, a Maine corporation (the "Company"), which has a class of securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, as such, is subject to Section 14(a) of the 1934 Act and the rules and regulations promulgated thereunder relating to, among other things, the inclusion and exclusion of stockholder proposals from a company's proxy statement and proxy (the "Proxy Rules"). In connection with the Company's annual meeting of stockholders, anticipated to be held on May 18, 2006 (the "Annual Meeting"), the Company has received a proposal (the "Proposal") pursuant to Rule 14a-8 of the Proxy Rules, along with a supporting statement (the "Supporting Statement"), from Financial Analytics Investment Corporation (the "Proponent"). The Proposal and the Supporting Statement are attached hereto as Exhibit 1.

This is to advise you that it is the intent of the Company to exclude the Proposal and the Supporting Statement from its definitive proxy statement and proxy (the "Proxy Materials") to be used in connection with the Annual Meeting, pursuant to Rules 14a-8(i) of the Proxy Rules, for the reasons set forth below. The Company intends to file the Proxy Materials with the Securities and Exchange Commission (the "Commission") on or

about April 18, 2006. This letter setting forth the Company's reasons for excluding the Proposal is being filed with the Commission no later than 80 calendar days prior to the anticipated date of filing of the Proxy Materials with the Commission.

Request for No Action Letter

The Company respectfully requests that the Staff of the Commission confirm that it will not recommend any enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials. In accordance with Rule 14a-8(j), please find enclosed six copies of this letter, along with the exhibit attached hereto (the "Exhibit"). The Company is simultaneously notifying the Proponent of the Company's opposition to the Proposal and its intent to exclude the Proposal and the Supporting Statement from the Proxy Materials, pursuant to Rule 14a-8(j), by sending the Proponent a copy of this letter, including the Exhibit.

Summary of the Proposal

The Proposal requests that "the shareholders of the Company assembled at the Annual Meeting or by proxy request the Board of Directors to fully recover $1,908,349 of excess compensation over the next five years by reducing the annual rate of increase in salaries and employee benefits, if any, to below the annual rate of increase in the [Consumer Price Index –All Urban Consumers]."

The Proposal May Be Excluded under Rule 14a-8(i)(7)

Because the Proposal relates to a reduction in the salaries and employee benefits of all Company employees, a matter relating to the Company's ordinary business operations, the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7) of the Proxy Rules.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal dealing with a matter relating to the company's ordinary business operations. SEC Staff Legal Bulletin No. 14A, Shareholder Proposals (July 12, 2002), addresses Rule 14a-8(i)(7) in the context of shareholder proposals relating to compensation matters. In the Legal Bulletin, the Commission states that "proposals involving 'the management of the workforce, such as the hiring, promotion, and termination of employees' relate to ordinary business matters." Further, the Commission states that, since 1992, it has "applied a bright-line analysis to proposals concerning equity or cash compensation," such that proposals that relate to general employee compensation matters are excludable under Rule 14a-8(i)(7).

SEC Staff Legal Bulletin No. 14A relied, in part, on Exchange Act Release No. 40018 (May 21, 1998). In this release, the Commission noted that the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for

shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to state that the policy rests on two central considerations. The first relates to the subject matter of the proposal. "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples cited by the Commission included management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The exclusion of the Proposal is supported by both of these central considerations. Management of the Company must regularly make decisions regarding the overall package of compensation and benefits offered to employees to attract, retain and motivate employees. The ability to make decisions about overall compensation to non-director, non-executive officer employees, is fundamental to management's ability to control the day-to-day operations of the Company. Additionally, in evaluating such overall compensation, management of the Company reviews a variety of criteria about which stockholders would not be in a position to make informed judgments.

The Staff has consistently stated that the Rule 14a-8(i)(7) exclusion applies to proposals relating to general employee compensation and benefits, as opposed to proposals limited to senior executive or directors. See, e.g., *Alaska Air Group, Inc.* (February 25, 2005) (proposal requesting an amendment to the bylaws to establish an employee stock ownership plan for all employees); *The Home Depot, Inc.* (February 23, 2004) (proposal requesting the board to adopt a policy that immediately prohibits the granting of loans, or the forgiveness of loans, interest or payment of taxes for all directors, officers, and employees); *Entergy Corp.* (January 27, 2003) (proposal requesting that Entergy common stock shareholders approve resumption of the Employee Stock Investment Plan); *Storage Technology Corporation* (April 1, 2003) (proposal requesting that management obtain stockholder approval prior to forgiving any existing loan or interest due and payable on any loan made to any employee or member of the board); *Wal-Mart Stores, Inc.* (Dickey Proposal) (April 2, 2002) (proposal to increase employee discounts, increase hourly pay and other employee benefit and compensation matters); *Mattel, Inc.* (April 1, 2002) (proposal to pay workers an income substantially above current wages); *Adobe Systems*, (February 1, 2002) (proposal requesting that Adobe's Board of Directors submit all equity compensation plans to shareholders for approval); *Lucent Technologies Inc.* (November 6, 2001) (proposal to decrease "salaries, remuneration's [sic], expenses, etc." of all officers and directors by 50%); and *United Postal Service, Inc.* (March 6, 2001) (proposal requesting the board of directors to require equitable pay for persons hired specifically to be air drivers before August 1, 1990).

Conclusion

Based upon the foregoing, the Company believes that the Proposal is a matter relating to the Company's ordinary business operations and may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7). Accordingly, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action against the Company if the Proposal is excluded from the Proxy Materials.

* * *

If the Staff disagrees with the conclusions set forth herein, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response. Please feel free to contact me at (202) 626-5630 or Matthew Dyckman at (202) 626-5647.

Please find enclosed an additional copy of this letter, including the Exhibit, marked "Return Copy," which I respectfully request that you date stamp and return to me in the enclosed, self-addressed, postage paid envelope.

Sincerely,

Richard A. Schaberg

Richard A. Schaberg

cc: Michael Jennings, Financial Analytics Investment Corporation

Financial Analytics Investment Corporation

Post Office Box 611
Dover, Delaware 19903

By Federal Express

December 15, 2005

Mr. Peter A. Blyberg, President
Union Bankshares Company
66 Main Street
Ellsworth, Maine 04605

Dear Mr. Blyberg :

Enclosed with this letter is a shareholder proposal and supporting statement our company would like to have included in the Company's proxy statement and form of proxy so it may be considered and voted upon at the 2006 Annual Meeting.

This will serve as our formal acknowledgement that :

our Company has owned for more than one year 18,600 shares of Union Bankshares Company common stock, 9,500 shares of which are held in the street name of Pershing, L L C and 9,100 shares of which are held in certificate form; and

our Company intends to continue to hold these securities through the date of the next Annual Meeting of shareholders in 2006.

Should any questions remain, please let me know.

Very truly yours,

Michael V. Jennings
President

MVJ:vlo

Enclosure

cc : Sandra H. Collier, Esquire
Chairman of the Board
Union Bankshares Company
121 Main Street
Ellsworth, Maine 04605

Compensation Policy

Whereas,

During 2002, the Company paid its 167 employees salaries and employee benefits of $7,330,000, representing average compensation per employee of $43,892;

During 2003, the Company paid its 172 employees salaries and employee benefits of $8,174,000, representing average compensation per employee of $47,523;

During 2004, the Company paid its 167 employees salaries and employee benefits of $8,913,000, representing average compensation per employee of $53,371;

Over this 2 year period, salaries and employee benefits increased by $1,583,000 or 21.6%;

During this same time period, the Consumer Price Index – All Urban Consumers ("CPI-U"), as published by the United States Department of Labor (see : [illegible]), increased from 180.9 in December, 2002 to 184.3 in December, 2003 and to 190.3 in December, 2004, representing annual increases of 1.9% and 3.3%, respectively;

Had the Company limited the increases in salaries and employee benefits to the rate at which the CPI-U increased during this 2 year period, it would have incurred compensation costs of $7,467,767 in 2003 and $7,710,884 in 2004; and

As a result of not limiting increases in salaries and employee benefits to the rate at which the CPI-U increased during 2003 and 2004, the Company paid $1,908,349 of additional compensation to its employees.

Therefore, be it resolved :

that the shareholders of the Company assembled at the Annual Meeting or by proxy request the Board of Directors to fully recover this $1,908,349 of excess compensation expense over the next five years by reducing the annual rate of increase in salaries and employee benefits, if any, to below the annual rate of increase in the CPI-U.

Supporting Statement

Compensation increases in excess of the rate of inflation should be directly related to performance that is above average, if not exceptional. The Company's financial performance during 2003 and 2004 was not above average in two key areas : growth of net income and the strength of our balance sheet.

The Company's net income reported for the years ended December 31, 2002, 2003 and 2004 was $4,315,000, $4,278,000 and $4,829,000, respectively. Thus, over the 2 year period, the Company's net income, after decreasing during 2003, only increased by $514,000 or less than a compounded increase of 5.8% per year before inflation and 3.2% per year after inflation.

Based upon the shares outstanding at March 21, 2005, the $1,908,349 of excess compensation paid amounted to slightly less than $1.71 per share, an amount greater than the per share dividends paid in either of these two years.

During this same 2 year period, the Company more than doubled its use of borrowed funds. Borrowed funds at December 31, 2002 were $59,284,000, representing 15.6% of total assets, and two years later had increased to $134,414,000, representing 27.5% of total assets.

This heavy reliance on borrowed funds reduced our shareholders' equity from 10.1% of total assets at the end of 2002 to 8.4% of total assets at the end of 2004.

If you AGREE, please mark your Proxy FOR this resolution.

From: Origin ID: (202)626-1927
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Michael Jennings
Financial Analytics Investment Corp
~~PO Box 611~~

~~Dover, DE 19903~~

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Financial Analytics Investment Corporation

Post Office Box 611
Dover, Delaware 19903

February 21, 2006

By Hand

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, Northeast
Washington, District of Columbia 20549

Re : Union Bankshares Company (Central Index Key Number 0000745083)
Stockholder Proposal by Financial Analytics Investment Corporation

Dear Ladies and Gentlemen :

This letter and its five copies will serve to formally notify the Securities and Exchange Commission (the "Commission") of all of the events that have transpired in regard to the above referenced matter.

By our letter of December 15, 2005, a copy of which is enclosed for your reference, Financial Analytics Investment Corporation ("Financial Analytics") provided a shareholder proposal and supporting statement to Union Bankshares Company ("Union Bankshares"). This letter was physically delivered to the President and the Chairman of the Board of Union Bankshares at the two different addresses shown on December 16, 2005 by overnight Fedex service.

Six weeks later on January 27, 2006, a four page letter from Richard A. Schaberg of Thacher, Proffitt & Wood, LLP, counsel to Union Bankshares, was hand delivered to the Commission (the "Letter"). The Letter advised the Commission that Union Bankshares had received a proposal (the "Proposal") along with a supporting statement (the "Supporting Statement") from Financial Analytics (the "Proponent"). It further stated Union Bankshares' intent to exclude the Proposal and the Supporting Statement from its definitive proxy statement and proxy to be used in connection with its annual meeting to be held on May 18, 2006 and requested a no action letter from the Staff of the Commission.

The last sentence of the first paragraph of the Letter states : "The Proposal and the Supporting Statement are attached hereto as Exhibit 1." The last sentence of the first full paragraph on page two of the Letter states : "The Company is simultaneously notifying the Proponent of the Company's opposition to the Proposal and its intent to exclude the Proposal and the Supporting Statement from the Proxy Materials, pursuant to Rule 14a-8(j), by sending the Proponent a copy of this letter, including the Exhibit."

On January 30, 2006, the Letter only, **without either Exhibit 1 or the Exhibit referenced above**, was sent by standard overnight FedEx to Financial Analytics for delivery to "PO Box 611

, Dover, DE 19903" (see enclosed copy of the FedEx shipping label prepared by Thacher Proffitt & Wood). Since FedEx cannot deliver to post office boxes, however, physical delivery of the Letter to Financial Analytics did not occur until the afternoon of February 1, 2006 (see enclosed copy of the FedEx website tracking report).

On February 2, 2006, a two page letter from Michael V. Jennings, the President of Financial Analytics, was hand delivered to the Commission. A copy of this letter and all of its enclosures was sent that same afternoon by first class United States mail to the President and the Chairman of the Board of Union Bankshares at their respective addresses. This letter formally notified the Commission of the following three key facts :

> Financial Analytics had not been simultaneously notified as required by the Commission's applicable rules;
>
> while hand delivery of the Letter to the Commission had presumably occurred no later than 80 calendar days prior to the April 18, 2006 anticipated date of filing of Union Bankshares' proxy materials, notice to Financial Analytics, occurring 3 to 5 days later, did not comply with the 80 calendar day requirement; and
>
> the actual notice sent to Financial Analytics by Union Bankshares' counsel was materially incomplete, since it did not include a copy of either Exhibit 1 or the Exhibit.

As of February 21, 2006, Union Bankshares has still not supplied Financial Analytics with a copy of either Exhibit 1 or the Exhibit. As a result, Financial Analytics has no way of knowing if its shareholder proposal and supporting statement has been accurately provided to the Commission. Moreover, absent a copy of Exhibit 1 or the Exhibit, Financial Analytics cannot determine if a response on the merits to the Letter would be helpful to the Commission with its deliberations on issuing the requested no-action letter.

For these reasons, I believe the Commission has no reasonable alternative other than to reject Union Bankshares' no-action request for its initial failure and on-going refusal to comply with your applicable rules. If the Staff of the Commission disagrees with this conclusion, I would very much appreciate the opportunity to :

> personally examine Exhibit 1 and the Exhibit at the Commission's offices in Washington; and
>
> confer with the Staff prior to this matter being finalized.

A copy of this letter with all of its enclosures is being sent by first class United States mail today to Union Bankshares at the two addresses shown below so the President and the Chairman of the Board will be aware of this additional notice as well as my recommended course of action to the Commission.

Lastly, I have enclosed an additional copy of this letter marked "Return Copy", which I respectfully request that you date stamp and return to me in the self-addressed, postage paid envelope that I have provided.

Thank you for your cooperation and assistance. Should any questions remain, I may be reached by telephone on 302.661.2750 or by e-mail at MVJennings@msn.com.

Very truly yours,

Michael V. Jennings
President

MVJ:vlo

Enclosures : Letter of December 15, 2005 to Union Bankshares Company with shareholder proposal and supporting statement
Letter of January 27, 2006 to the Commission from Richard A. Schaberg, Esquire
Letter of February 2, 2006 to the Commission from Michael V. Jennings
FedEx shipping label for tracking number 7903 0348 0573
FedEx track shipments detailed results for tracking number 7903 0348 0573
Return Copy of this letter and return envelope

cc: Mr. Peter A. Blyberg, President
Union Bankshares Company
66 Main Street
Ellsworth, Maine 04605

Sandra H. Collier, Esquire
Chairman of the Board
Union Bankshares Company
121 Main Street
Ellsworth, Maine 04605

Financial Analytics Investment Corporation

Post Office Box 611
Dover, Delaware 19903

By Federal Express

December 15, 2005

Mr. Peter A. Blyberg, President
Union Bankshares Company
66 Main Street
Ellsworth, Maine 04605

Dear Mr. Blyberg :

Enclosed with this letter is a shareholder proposal and supporting statement our company would like to have included in the Company's proxy statement and form of proxy so it may be considered and voted upon at the 2006 Annual Meeting.

This will serve as our formal acknowledgement that :

our Company has owned for more than one year 18,600 shares of Union Bankshares Company common stock, 9,500 shares of which are held in the street name of Pershing, L L C and 9,100 shares of which are held in certificate form; and

our Company intends to continue to hold these securities through the date of the next Annual Meeting of shareholders in 2006.

Should any questions remain, please let me know.

Very truly yours,

Michael V. Jennings
President

MVJ:vlo

Enclosure

cc : Sandra H. Collier, Esquire
Chairman of the Board
Union Bankshares Company
121 Main Street
Ellsworth, Maine 04605

Compensation Policy

Whereas,

During 2002, the Company paid its 167 employees salaries and employee benefits of $7,330,000, representing average compensation per employee of $43,892;

During 2003, the Company paid its 172 employees salaries and employee benefits of $8,174,000, representing average compensation per employee of $47,523;

During 2004, the Company paid its 167 employees salaries and employee benefits of $8,913,000, representing average compensation per employee of $53,371;

Over this 2 year period, salaries and employee benefits increased by $1,583,000 or 21.6%;

During this same time period, the Consumer Price Index – All Urban Consumers ("CPI-U"), as published by the United States Department of Labor (see : http://www.bls.gov/cpi/home.htm#tables), increased from 180.9 in December, 2002 to 184.3 in December, 2003 and to 190.3 in December, 2004, representing annual increases of 1.9% and 3.3%, respectively;

Had the Company limited the increases in salaries and employee benefits to the rate at which the CPI-U increased during this 2 year period, it would have incurred compensation costs of $7,467,767 in 2003 and $7,710,884 in 2004; and

As a result of not limiting increases in salaries and employee benefits to the rate at which the CPI-U increased during 2003 and 2004, the Company paid $1,908,349 of additional compensation to its employees.

Therefore, be it resolved :

that the shareholders of the Company assembled at the Annual Meeting or by proxy request the Board of Directors to fully recover this $1,908,349 of excess compensation expense over the next five years by reducing the annual rate of increase in salaries and employee benefits, if any, to below the annual rate of increase in the CPI-U.

Supporting Statement

Compensation increases in excess of the rate of inflation should be directly related to performance that is above average, if not exceptional. The Company's financial performance during 2003 and 2004 was not above average in two key areas : growth of net income and the strength of our balance sheet.

The Company's net income reported for the years ended December 31, 2002, 2003 and 2004 was $4,315,000, $4,278,000 and $4,829,000, respectively. Thus, over the 2 year period, the Company's net income, after decreasing during 2003, only increased by $514,000 or less than a compounded increase of 5.8% per year before inflation and 3.2% per year after inflation.

Based upon the shares outstanding at March 21, 2005, the $1,908,349 of excess compensation paid amounted to slightly less than $1.71 per share, an amount greater than the per share dividends paid in either of these two years.

During this same 2 year period, the Company more than doubled its use of borrowed funds. Borrowed funds at December 31, 2002 were $59,284,000, representing 15.6% of total assets, and two years later had increased to $134,414,000, representing 27.5% of total assets.

This heavy reliance on borrowed funds reduced our shareholders' equity from 10.1% of total assets at the end of 2002 to 8.4% of total assets at the end of 2004.

If you AGREE, please mark your Proxy FOR this resolution.

Thacher
Proffitt

Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, NW
Suite 800
Washington, DC 20006
202.347.8400

Fax: 202.626.1930
www.tpw.com

Direct Dial: (202) 626-5630
rschaberg@tpw.com

January 27, 2006

BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Exclusion of Stockholder Proposal by Financial Analytics Investment Corporation

Dear Ladies and Gentlemen:

We are counsel to Union Bankshares Company, a Maine corporation (the "Company"), which has a class of securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, as such, is subject to Section 14(a) of the 1934 Act and the rules and regulations promulgated thereunder relating to, among other things, the inclusion and exclusion of stockholder proposals from a company's proxy statement and proxy (the "Proxy Rules"). In connection with the Company's annual meeting of stockholders, anticipated to be held on May 18, 2006 (the "Annual Meeting"), the Company has received a proposal (the "Proposal") pursuant to Rule 14a-8 of the Proxy Rules, along with a supporting statement (the "Supporting Statement"), from Financial Analytics Investment Corporation (the "Proponent"). The Proposal and the Supporting Statement are attached hereto as Exhibit 1.

This is to advise you that it is the intent of the Company to exclude the Proposal and the Supporting Statement from its definitive proxy statement and proxy (the "Proxy Materials") to be used in connection with the Annual Meeting, pursuant to Rules 14a-8(i) of the Proxy Rules, for the reasons set forth below. The Company intends to file the Proxy Materials with the Securities and Exchange Commission (the "Commission") on or

about April 18, 2006. This letter setting forth the Company's reasons for excluding the Proposal is being filed with the Commission no later than 80 calendar days prior to the anticipated date of filing of the Proxy Materials with the Commission.

Request for No Action Letter

The Company respectfully requests that the Staff of the Commission confirm that it will not recommend any enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials. In accordance with Rule 14a-8(j), please find enclosed six copies of this letter, along with the exhibit attached hereto (the "Exhibit"). The Company is simultaneously notifying the Proponent of the Company's opposition to the Proposal and its intent to exclude the Proposal and the Supporting Statement from the Proxy Materials, pursuant to Rule 14a-8(j), by sending the Proponent a copy of this letter, including the Exhibit.

Summary of the Proposal

The Proposal requests that "the shareholders of the Company assembled at the Annual Meeting or by proxy request the Board of Directors to fully recover $1,908,349 of excess compensation over the next five years by reducing the annual rate of increase in salaries and employee benefits, if any, to below the annual rate of increase in the [Consumer Price Index –All Urban Consumers]."

The Proposal May Be Excluded under Rule 14a-8(i)(7)

Because the Proposal relates to a reduction in the salaries and employee benefits of all Company employees, a matter relating to the Company's ordinary business operations, the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7) of the Proxy Rules.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal dealing with a matter relating to the company's ordinary business operations. SEC Staff Legal Bulletin No. 14A, Shareholder Proposals (July 12, 2002), addresses Rule 14a-8(i)(7) in the context of shareholder proposals relating to compensation matters. In the Legal Bulletin, the Commission states that "proposals involving 'the management of the workforce, such as the hiring, promotion, and termination of employees' relate to ordinary business matters." Further, the Commission states that, since 1992, it has "applied a bright-line analysis to proposals concerning equity or cash compensation," such that proposals that relate to general employee compensation matters are excludable under Rule 14a-8(i)(7).

SEC Staff Legal Bulletin No. 14A relied, in part, on Exchange Act Release No. 40018 (May 21, 1998). In this release, the Commission noted that the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for

shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to state that the policy rests on two central considerations. The first relates to the subject matter of the proposal. "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples cited by the Commission included management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The exclusion of the Proposal is supported by both of these central considerations. Management of the Company must regularly make decisions regarding the overall package of compensation and benefits offered to employees to attract, retain and motivate employees. The ability to make decisions about overall compensation to non-director, non-executive officer employees, is fundamental to management's ability to control the day-to-day operations of the Company. Additionally, in evaluating such overall compensation, management of the Company reviews a variety of criteria about which stockholders would not be in a position to make informed judgments.

The Staff has consistently stated that the Rule 14a-8(i)(7) exclusion applies to proposals relating to general employee compensation and benefits, as opposed to proposals limited to senior executive or directors. See, e.g., *Alaska Air Group, Inc.* (February 25, 2005) (proposal requesting an amendment to the bylaws to establish an employee stock ownership plan for all employees); *The Home Depot, Inc.* (February 23, 2004) (proposal requesting the board to adopt a policy that immediately prohibits the granting of loans, or the forgiveness of loans, interest or payment of taxes for all directors, officers, and employees); *Entergy Corp.* (January 27, 2003) (proposal requesting that Entergy common stock shareholders approve resumption of the Employee Stock Investment Plan); *Storage Technology Corporation* (April 1, 2003) (proposal requesting that management obtain stockholder approval prior to forgiving any existing loan or interest due and payable on any loan made to any employee or member of the board); *Wal-Mart Stores, Inc.* (Dickey Proposal) (April 2, 2002) (proposal to increase employee discounts, increase hourly pay and other employee benefit and compensation matters); *Mattel, Inc.* (April 1, 2002) (proposal to pay workers an income substantially above current wages); *Adobe Systems*, (February 1, 2002) (proposal requesting that Adobe's Board of Directors submit all equity compensation plans to shareholders for approval); *Lucent Technologies Inc.* (November 6, 2001) (proposal to decrease "salaries, remuneration's [sic], expenses, etc." of all officers and directors by 50%); and *United Postal Service, Inc.* (March 6, 2001) (proposal requesting the board of directors to require equitable pay for persons hired specifically to be air drivers before August 1, 1990).

Conclusion

Based upon the foregoing, the Company believes that the Proposal is a matter relating to the Company's ordinary business operations and may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7). Accordingly, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action against the Company if the Proposal is excluded from the Proxy Materials.

* * *

If the Staff disagrees with the conclusions set forth herein, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response. Please feel free to contact me at (202) 626-5630 or Matthew Dyckman at (202) 626-5647.

Please find enclosed an additional copy of this letter, including the Exhibit, marked "Return Copy," which I respectfully request that you date stamp and return to me in the enclosed, self-addressed, postage paid envelope.

Sincerely,

Richard A. Schaberg

Richard A. Schaberg

cc: Michael Jennings, Financial Analytics Investment Corporation

Financial Analytics Investment Corporation

Post Office Box 611
Dover, Delaware 19903

February 2, 2006

By Hand

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, Northeast
Washington, District of Columbia 20549

Re : Exclusion of Stockholder Proposal by Financial Analytics Investment Corporation

Dear Ladies and Gentlemen :

This letter and its five copies will serve to formally notify the Securities and Exchange Commission (the "Commission") that contrary to the representations made by Richard A. Schaberg, Esquire of Thacher Proffitt & Wood LLP on page 2 of his letter to you of January 27, 2006, a copy of which is enclosed for your ease of reference with highlighting provided, (the "Letter") :

> Financial Analytics Investment Corporation (the "Proponent") was not simultaneously notified of Union Bankshares Company's opposition to its proposal; and
>
> no copy of the Exhibit provided to the Commission with the Letter was sent to the Proponent.

While Mr. Schaberg's letter was supposedly delivered "By Hand" to the Commission on Friday, January, 27, 2006 in compliance with your 80 calendar day requirement for no-action requests, the copy of the Letter was not actually sent to the Proponent until Monday, January 30, 2006 (see enclosed copy of the FedEx shipping label with highlighting provided) and its delivery to us was further delayed until the afternoon of February 1, 2006 by the use of FedEx which does not deliver to post office boxes (see crossed out address on the shipping label). Accordingly, notice to the Proponent did not comply with the Commission's no-action request deadline rules.

For the above reasons, I respectfully request the Commission to reject Union Bankshares Company's no-action request as set forth in the Letter.

Should you not decide to reject the no-action request because of the failure to comply with your deadline rules, I would appreciate receiving by e-mail to MVJennings@msn.com at your earliest convenience a scanned copy of the Exhibit that was actually provided by Mr. Schaberg to the Commission so I may determine if a response from our Company would be helpful to the Commission with your deliberations on excluding our proposal from Union Bankshares Company's forthcoming proxy statement and proxy.

A copy of this letter with all of its enclosures is being sent by regular United States mail today to Union Bankshares Company at the two addresses shown below so they will be aware of this notice and my request to the Commission.

Lastly, I have enclosed an additional copy of this letter with all its enclosures marked "Return Copy", which I respectfully request that you date stamp and return to me in the self-addressed, postage paid envelope that I have provided.

Thank you for your cooperation and assistance. Should any questions remain, I may be reached by telephone on 302.661.2750 or by e-mail.

Very truly yours,

Michael V. Jennings
President

MVJ:vlo

Enclosures :

Letter of January 27, 2006 to the Commission from Richard A. Schaberg, Esquire
Fedex shipping label for tracking number 7903 0348 0573
Return Copy of this letter and return envelope

cc: Mr. Peter A. Blyberg, President
Union Bankshares Company
66 Main Street
Ellsworth, Maine 04605

Sandra A. Collier, Esquire
Chairman of the Board
Union Bankshares Company
121 Main Street
Ellsworth, Maine 04605

From: Origin ID: (202)626-1927
Dat Quach
Thacher Proffitt & Wood LLP
1700 Pennsylvania Ave. N.W.
Suite 800
Washington, DC 20006

FedEx. Express

E

CLS012206/14/18

Ship Date: 30JAN06
ActWgt: 1 LB
System#: 4250946/INET2400
Account#: S *********

REF: 19462-00066

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SHIP TO: (000)000-0000 **BILL SENDER**

Michael Jennings
Financial Analytics Investment Corp
~~PO Box 611~~

~~Dover, DE 19903~~

STANDARD OVERNIGHT **TUE**

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Tracking number	790303480573	**Reference**	19462-00066
Signed for by	Signature release on file	**Destination**	Dover, DE
Ship date	Jan 30, 2006	**Delivered to**	Residence
Delivery date	Feb 1, 2006 1:09 PM	**Service type**	Standard Envelope
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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Union Bankshares Company
Incoming letter dated January 27, 2006

The proposal requests the board reduce the annual rate of increase in salaries and employee benefits over the next five years in order to recover "excess" compensation expense.

There appears to be some basis for your view that Union Bankshares may exclude the proposal under rule 14a-8(i)(7), as relating to Union Bankshares' ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Union Bankshares omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser